                        1934 Act Registration No. 1-14700
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2004

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                              No. 8, Li-Hsin Rd. 6,
                              Hsinchu Science Park,
                                     Taiwan
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                   Form 20-F    x           Form 40-F
                             -------                  -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                   Yes                      No    x
                             -------           -------

(If "Yes" is marked, indicated below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82:       .)
                                      -------

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 Taiwan Semiconductor Manufacturing Company Ltd.


Date: March 23, 2004             By  /s/  Lora Ho
                                    ----------------------------------
                                    Lora Ho
                                    Vice President & Chief Financial Officer

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               TSMC Board of Directors Approves Share Buyback Plan

Hsin-Chu Science Park, Taiwan, March 23, 2004 - Taiwan Semiconductor Manufacturing Company Ltd. (TSMC or the "Company") (TSE: 2330; NYSE: TSM) today held a special meeting of the Board of Directors, at which the Board approved a share buyback plan to repurchase the Company's common shares traded on the Taiwan Stock Exchange for the interests of TSMC shareholders. The repurchased shares will then be cancelled and deducted from TSMC's current outstanding shares. TSMC plans to buy back up to 300,000,000 TSMC common shares at price in the range of NT$38.5 to NT$95.0 per share from March 24, 2004 to May 23, 2004.

TSMC Spokesperson and Vice President Ms. Lora Ho noted that, due to the recent plunge of TAIEX after the election, TSMC decided to buy back TSMC common shares for the interests of our shareholders. This is the first time for TSMC to adopt a share buyback plan and the actual amount of the repurchase will depend on the movement of the Company's share price.

                                  #     #     #

TSMC Spokesperson:
-----------------

Ms. Lora Ho

Vice President and CFO

Tel: 886-3-566-4602

For further information, please contact:
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
Mr. J.H. Tzeng                Mr. Jesse Chou                Mr. Richard Chung
PR Department Manager, TSMC   PR Manager, TSMC              PR Principal Specialist, TSMC
Tel:886-3-666-5028 (O)        Tel:886-3-666-5029 (O)        Tel:886-3-666-5038 (O)
    886-928-882-607(Mobile)       886-932-113-258(Mobile)       886-911-258-751(Mobile)
Fax:886-3-567-0121            Fax:03-5670121                Fax:03-5670121
E-mail: jhtzeng@tsmc.com      E-Mail: jhchoua@tsmc.com      E-Mail: cychung@tsmc.com
        ----------------              ----------------              ----------------